Exhibit 99.2

Stockholm, Sweden	April 27, 2021

Calliditas Therapeutics’ 2020 Annual Report Published

Calliditas Therapeutics AB (Nasdaq: CALT, Nasdaq Stockholm: CALTX) today announces that the Annual Report for 2020 now is available at the company’s website: www.calliditas.com.

This information is information that Calliditas Therapeutics AB is obliged to make public pursuant to the Securities Markets Act. The information was submitted for publication at 14:30 CET on April 27, 2021.

For further information, please contact:

Marie Galay, IR Manager, Calliditas

Tel.: +44 79 55 12 98 45, email: marie.galay@calliditas.com

About Calliditas

Calliditas Therapeutics is a biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product candidate, Nefecon, is a proprietary, novel oral formulation of budesonide, an established, highly potent local immunosuppressant, for the treatment of the autoimmune renal disease IgA nephropathy, or IgAN, for which there is a high unmet medical need and there are no approved treatments. Calliditas is running a global Phase 3 study within IgAN and, if approved, aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and the Nasdaq Global Select Market (ticker: CALT). Visit www.calliditas.com for further information.